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                                       Filed Pursuant to Rule 424(b)(3)
                                       Registration No. 333-102165

                       APPLIED DIGITAL SOLUTIONS, INC.
                         PROSPECTUS SUPPLEMENT NO. 7
                     TO THE PROSPECTUS DATED MAY 6, 2003


                      4,000,000 shares of Common Stock


            We are offering up to 12,500,000 shares of our common stock under the terms of two separate securities purchase agreements entered into on May 22, 2003, with Cranshire Capital, L.P. and Magellan International Ltd. The securities purchase agreements provide for the purchase of up to 4,000,000 shares of our common stock from Cranshire Capital, L.P. and up to 8,500,000 shares of our common stock from Magellan International Ltd. (12,500,000 million shares in the aggregate) on up to three settlement dates within a 10-trading day period following our issuance of a press release announcing our entering into these agreements, which occurred on May 23, 2003.

            This prospectus supplement relates to 2,500,000 shares and 1,500,000 shares purchased by Magellan International Ltd. and Cranshire Capital, L.P., respectively, on June 3, 2003, the second settlement date under the purchase agreements, at a price of $0.35 per share. The agreements provide that if the average of the volume weighted average trading price of our common stock on the three trading days immediately preceding the applicable settlement date is less than $0.40, the purchaser has the right (but not the obligation) to purchase on such settlement date up to the maximum aggregate amount of the shares under the applicable purchase agreement at $0.35 per share. On June 3, 2003, the last reported sales price of our common stock (symbol: "ADSX") on the Nasdaq SmallCap Market was $0.37 per share.

            As previously disclosed in the supplements dated May 15, 2003, May 21, 2003, May 27, 2003, May 30, 2003, and June 2, 2003, and including the 4,000,000 shares to which this prospectus supplement relates, an aggregate of 35,500,000 shares have been purchased under the securities purchase agreements with each of Cranshire Capital, L.P. and Magellan International Ltd., dated May 8, 2003, and May 22, 2003, including 16,500,000 shares purchased by Cranshire Capital, L.P. and 19,000,000 shares purchased by Magellan International Ltd., resulting in net proceeds to us of $12,295,803.00, after deduction of the 3% fee to our placement agent, J.P. Carey Securities.

           This prospectus supplement is part of a registration statement that we filed with the Securities and Exchange Commission. The registration statement covers our offering of up to 50 million shares of our common stock. This prospectus supplement provides specific information about the offering of common stock under this registration statement, and updates information provided in the prospectus dated May 6, 2003, as supplemented in Supplement No. 1 on May 15, 2003, Supplement No. 2 on May 21, 2003, Supplement No. 3 on May 27, 2003, Supplement





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Nos. 4 & 5 on May 30, 2003, and Supplement No. 6 on June 2. You should read both this prospectus supplement and the prospectus, as previously supplemented, carefully.

            AN INVESTMENT IN OUR SECURITIES INVOLVES SUBSTANTIAL RISKS. THESE RISKS ARE DESCRIBED UNDER THE CAPTION "RISK FACTORS" BEGINNING ON PAGE 11 OF THE PROSPECTUS ACCOMPANYING THIS PROSPECTUS SUPPLEMENT.

            NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY OTHER REGULATORY BODY HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE RELATED PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

           The date of this prospectus supplement is June 6, 2003.